[Logo]

Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

July 26, 2019

Ms. Jaea Hahn

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Fund, Inc. (“Registrant”)
N-14 Registration Statement
File Nos. 002-67464 & 333-232384

Dear Ms. Hahn:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced registration statement on Form N-14 (the “Registration Statement”), which you communicated to me by telephone on July 23, 2019. Registrant filed Registration Statement with the Commission on June 26, 2019 pursuant to the Securities Act of 1933 (“1933 Act”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Registration Statement. Registrant will give effect to disclosure changes made in response to Staff comments by means of filings under Rule 497 and a post-effective amendment to include exhibits not previously filed under the 1933 Act.

Comments

1. General Comment – Please respond to the comments via EDGAR Correspondence.

Response: Please see Registrant’s responses to the Staff’s comments below.

2. Company Acknowledgement – The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: Registrant acknowledges that the Securities and Exchange Commission has reminded the Registrant and its management that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Ms. Hahn

July 25, 2019

3. Specific Comments on Filings – Certain comments are given as to one prospectus included in the Registration Statement. To the extent any comments apply to the other prospectuses in the Registration Statement, please make them in those prospectuses.

Response: To the extent such comments apply to the other prospectuses in the Registration Statement, our responses are applicable to each such prospectus and changes will be made to each applicable prospectus.

4. Factors considered by the Board (page 5 of the ON BlackRock Balanced Allocation Portfolio prospectus in the Registration Statement) – Supplementally please disclose whether the Board considered any factors weighing against the reorganizations.

Response: The disclosure in the prospectus relating to the factors considered by Board with regard to the Reorganization contains the considerations of the Board included in the minutes of the Board meetings at which the Reorganization was approved.

5. Investment Objectives and Principal Investment Strategies (page 6 of the ON BlackRock Balanced Allocation Portfolio prospectus in the Registration Statement) – The disclosure states that the Funds have substantially similar principal investment strategies but different investment objectives. Because of the differences, please disclose whether repositioning will occur; when it will occur and who will bear the cost. If material, please estimate the cost of such repositioning.

Response: The following has been added as the last paragraph in the section “Investment Objectives and Principal Investment Strategies”:

As a result of the Reorganization, certain portfolio securities will be purchased and sold to reposition the Combined Fund’s investment holdings after the Reorganization. The repositioning is intended to provide for optimal performance and conformity to the Combined Fund’s investment strategy and the stock selection criteria of the sub-adviser. Please see the Statement of Additional Information for more information about the repositioning costs, including estimates.

6. Federal Tax Consequences – The Staff notes that a tax opinion has not been filed with the Registration Statement. If a tax opinion is not filed with the Registration Statement, include an undertaking in the Registration Statement that the tax-free nature of the Reorganization is a non-waivable condition of the merger.

Response: Registrant will include the requested undertaking in a post-effective amendment and will file a tax opinion for each merger in a subsequent post-effective amendment upon completion of the mergers.

Ms. Hahn

July 25, 2019

7. Comparison of Investment Objectives and Principal Investment Strategies (ON BlackRock Balanced Allocation Portfolio prospectus in the Registration Statement) – In the narrative before the comparison table, please compare the risk-return profile of the Target and Survivor Funds.

Response: The following disclosure has been added to the narrative before the comparison table in the section “Comparison of Investment Objectives and Principal Investment Strategies”:

Because of their substantially similar investment strategies, the primary risks associated with an investment in the Survivor Fund are similar to those associated with an investment in the Target Fund. For information on risks, see “Comparison of the Target Fund and Survivor Fund — Risks of the Funds”, below.

8. Comparison of Investment Objectives and Principal Investment Strategies (ON BlackRock Balanced Allocation Portfolio prospectus in the Registration Statement) – In the narrative before the comparison table, please clarify any differences between the Funds. (For example, the Target Fund disclosure states that it may invest in companies of any market capitalization. Is the Survivor Fund permitted to invest in companies of any market capitalization?)

Response: We have added disclosure in the narrative before the comparison table regarding certain differences consistent with the requirements of the form. Regarding market capitalizations, the Survivor Fund does not include market capitalization as part of its principal investment strategy. However, we note that the risk section of the Information Statement highlights that only the Target Fund specifies Small Capitalization Company Risk as a principal investment risk. Accordingly, Registrant believes the existing disclosure appropriately informs investors of this difference.

9. Comparison of Investment Objectives and Principal Investment Strategies (ON BlackRock Balanced Allocation Portfolio prospectus in the Registration Statement) – In the narrative before the comparison table, please disclose whether the fixed income securities of the Survivor Fund include US and international securities.

Response: The narrative before the comparison table has been revised to clarify that the Target Fund may invest in U.S. and international fixed income securities, and the following has been added to the narrative:

The Survivor Fund does not invest in foreign securities as part of its principal investment strategy.

10. Comparison of Investment Objectives and Principal Investment Strategies (ON BlackRock Balanced Allocation Portfolio prospectus in the Registration Statement) – Please clarify whether the Survivor Fund is subject to any risks related to investments in foreign securities.

Response: Registrant notes that the Survivor Fund does not include investments in foreign securities as a principal investment strategy. Accordingly, we have not added a discussion of foreign securities risks to this section of the Information Statement.

Ms. Hahn

July 25, 2019

11. Comparison of Investment Objectives and Principal Investment Strategies (ON BlackRock Balanced Allocation Portfolio prospectus in the Registration Statement) – – In the narrative before the comparison table, please clarify that the Survivor Fund may engage in active trading as it is subject to high portfolio turnover risk.

Response: The Information Statement includes disclosure regarding the Survivor Fund’s principal investment strategy consistent with the Fund’s prospectus. Specifically, the Information Statement discloses that the subadviser “has no stated minimum holding period for investments and may buy or sell securities whenever it sees an appropriate opportunity” and that the Fund may invest in short or medium-term notes.    We also note that the Summary section of the Information Statement includes a narrative comparison of the Target Fund’s and Survivor Fund’s portfolio turnover, and notes the differences in the Funds’ principal risks regarding portfolio turnover. Accordingly, Registrant believes the existing disclosure is consistent with the disclosure standard of the form.

12. Information Relating to the Reorganization (page 21 of ON BlackRock Balanced Allocation Portfolio prospectus in the Registration Statement) – Please delete the first sentence in the section “Description of the Reorganization” as the summary should be accurate without reference to exhibits.

Response: The first sentence in the section “Description of the Reorganization” has been deleted and replaced with the following:

The following is a summary of the terms of the Reorganization. A copy of the Plan of Reorganization is included as Exhibit A.

13. Comparison of Investment Objectives and Principal Investment Strategies (ON BlackRock Advantage Large Cap Core Portfolio prospectus in the Registration Statement) – Please clarify in the narrative accompanying the comparison table whether both Funds invest in foreign securities since both include foreign investments risks as a principal risk.

Response: Registrant has confirmed that foreign investments is not part of the principal investment strategy of the ON Equity Portfolio or the ON BlackRock Advantage Large Cap Core Portfolio; therefore, the “Foreign Investments Risk” has been deleted from each Portfolio’s principal risks.

14. Comparison of Investment Objectives and Principal Investment Strategies (ON BlackRock Advantage Large Cap Core Portfolio prospectus in the Registration Statement) – Please clarify in the narrative accompanying the comparison table whether both Funds invest in emerging markets and whether the Funds define emerging markets the same way.

Response: Registrant has confirmed that foreign investments is not part of the principal investment strategy of the ON Equity Portfolio or the ON BlackRock Advantage Large Cap Core Portfolio; therefore, the “Foreign Investments Risk” has been deleted from each Portfolio’s principal risks.

Ms. Hahn

July 25, 2019

15. Registration Statement Item 16. Exhibits – Please clarify whether Exhibit (11) and (12) are different exhibits.

Response: Exhibit (11) is an opinion and consent of counsel as to the legality of securities being registered, and Exhibit (12) is an opinion and consent of counsel supporting the tax matters and consequences to shareholders discussed in the prospectus. The description of Exhibit (12) will be revised to clarify it is related to tax matters in the post-effective amendment.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Vice President and Counsel